82-4504

03007903

ROCK RESOURCES INC.
(the "Company" or "Rock")

03 MAR 17 AM 7:21

News Release – DIAMOND DISCOVERY INCREASED

March 10, 2003

SUPPL

68% increase in diamond numbers: Sudbury Contact Mines Ltd [TSX: SUD] in their March 7, 2003 news release reported a 68% increase over their January 24, 2003 report in the number of diamonds found and, more encouragingly, that larger macrodiamonds are being recovered, in their sampling program on their Timiskaming Project located 20 kilometres west of New Liskeard, Ontario.

Rock has an option to earn a two-thirds interest from Tres-Or Resources Ltd (TSXV : TRS) in their Temagami North 104 claim group and two blocks of these claims straddle the Sudbury Contact Mines Ltd discovery in Lundy township. The Temagami North 104 claim group has in excess of 30 discrete circular magnetic targets and these claim blocks are proximal to a number of known kimberlitic pipes. These pipes are north of the location where the 101 carat "Nipissing Diamond" was found. The Rock/Tres-Or properties are in the southern end of the Timiskaming structural zone which contains the De Beers Victor pipe which is currently in feasibility.

In making the announcement, Graeme Rowland, Chairman and President of Rock Resources said, "This is excellent news for both Rock and Tres-or alike. Our Rock/Tres-or claims are right alongside their pipes and infers that our multiple targets there have a high probability of success."

For further information, please contact Larry Horsburgh at Rock Investor Relations # 604 688 3304

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

PROCESSED
APR 10 2003
THOMSON FINANCIAL

4/7

RCK.V
Suite #2120 – 1055 West Hastings Street, Vancouver, BC V6E 2E9
Tel: (604) 688-3304 - Fax: (604) 682-6038 - Toll-Free: 1-888-ROCK-RES (762-5737)
E-mail: info@rockresources.com - Web Site: www.rockresources.com